SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   FORM 10-QSB

                        For Period Ended January 31, 2001




                         E-NET FINANCIAL.COM CORPORATION
                            (Full name of registrant)


                                     0-24512
                            (Commission File Number)



     3200 Bristol Street, Suite 700, California      92626
      (Address of principal executive offices)     (Zip code)


Registrant's telephone number, including area code: (714) 866-2100



Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate. [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-KL, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Reasons for Delay in Filing Form 10-QSB Within Prescribed Time Period

The Company's Form 10-QSB has not been filed with the Commission within the prescribed time period (by March 19, 2001) for the following reasons which were outside the Company's control and which could not have been avoided without unreasonable effort or expense:

All of the company's available resources were dedicated to filing an amended S-1 registration statement which was filed on March 15, 2001.



Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification: Kevin Gadawski, (714) 866-2100.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If the answer is no, identify reports. Yes [X] No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[ ] No [X]




SIGNATURES


E-NET FINANCIAL.COM CORPORATION

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 19, 2001                        By: /s/ Vincent Rinehart
      --------------                        ------------------------
                                            Vincent Rinehart
                                            President & CEO


Date: March 19, 2001                        By: /s/ Kevin Gadawski
      --------------                        ----------------------
                                            Kevin Gadawski
                                            (Independent Consultant)
                                            Acting Chief Financial Officer